Exhibit 21.1
Vimeo, Inc. and Subsidiaries

Name	Place of Incorporation
Vimeo, Inc.	Delaware
Vimeo.com, Inc.	Delaware
Vimeo Australia Pty Ltd	Australia
Vimeo UK Limited	England & Wales
Vimeo Technologies Private Limited	India
Vimeo Israel Ltd	Israel
Vimeo Singapore Pte. Ltd.	Singapore
Vimeo Ukraine Technologies LLC	Ukraine
Livestream LLC	New York
Wibbitz Ltd.	Israel
Wibbitz, Inc.	Delaware
Wibbitz SAS	France
WIREWAX Ltd.	England & Wales
WIREWAX U.S., Inc.	Delaware